Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975 Employee FAQs Benefits Q. Will there be changes to our current employee benefits in the short-term? A. We anticipate no changes to Harris’ health and welfare benefits through the 2019 benefits year, other than what has already been communicated through previously issued annual enrollment materials. Harris and L3 will continue to operate as independent companies, and accordingly, our benefit plans will not be integrated with L3 in 2019. Q. What will happen to our health and welfare benefits in 2020? A. As part of our integration and harmonization activities post-close, we will collaborate to establish a common set of health and welfare offerings, along with common designs. This harmonization will cover all health and welfare benefits including those where there are differences like per paycheck premiums, deductibles, copays and annual out of pocket maximums. Q. Will we continue to maintain our current vacation policies? A. L3 maintains traditional service-based PTO policies. Harris maintains a similar structure for the Harris’ non-exempt population and a Discretionary PTO for our exempt staff. It is too soon to know how the harmonization of our collective PTO plans will impact Harris’ current offerings. Q. What will happen to the deferred value of vacation earned prior to the transition to the new Harris Discretionary PTO plan? A. Deferred vacation values will remain deferred and will be payable upon separation from service. There are no changes to the current process. Q. Will there be any changes to the Benefits Portal in the near future? A. No. Harris’ benefits administration processes and systems will remain as-is through 2019. Q. What happens to our 401K accounts? A. Nothing. Your 401K match and plan administration will remain in place through at least calendar year 2019 while we partner with L3 to determine if any harmonization actions should be taken. Page 1 of 7

Q. Will Fidelity continue to act as Record Keeper for the Harris 401K? A. Both Harris and L3 utilize Fidelity as the Record Keeper for their respective 401K plans. Currently there are no plans to move to a new record keeper. During the integration period, we will evaluate our 401K record keeper to ensure it aligns with the needs of the new company. Q. Does the merger with L3 allow me to take my 401K balance from the plan and move it to another qualified retirement account? A. No. Your 401K balance will continue to be governed by the terms and conditions of the plan. Q. If I invest in Harris shares within my 401K account, what will happen to those shares post close? A. Harris shares will convert to L3 Harris shares and will remain within your 401K account. There may be a short blackout window prior to and after the conversion to allow for administrative actions as related. Q. I heard that L3 has an Employee Stock Purchase Plan. Will we be able to roll that out to employees post-close? A. The L3 Employee Stock Purchase Plan sunsets when the transaction closes. Whether or not a replacement plan will be instituted will be assessed as part of the pre-close integration planning. Q. I am currently employed by Harris but was formerly employed by L3. Will my former L3 service be counted as Harris service post-close? A. There are many integration-related items that will require careful thought – and service recognition is one of those areas. Once more information is known on this topic, it will be shared with employees as soon as possible. Q. There is talk that L3’s pension plans are underfunded. What is Harris’ plan for this? A. The L3 pensions are around 84% funded on a US GAAP basis, and the new company will continue to make the required contributions to the legacy Harris and L3 pension plans. Over the past three years Harris has contributed more than $600M to legacy pension plans. Q. Will my Exelis pension or legacy Exelis Excess Savings Plan be impacted by the merger? A. No. However, if you maintain a benefit in the Exelis Excess Savings Plan, Exelis Excess Pension Plan, or EDO Supplemental Executive Retirement plan, different rules may apply, and you will be notified directly of any impact. To determine whether you have an eligible benefit under the Exelis Excess Savings Plan, visit www.netbenefits.com/harris and click on Exelis Excess Plan, or contact Fidelity at 877- 320-4015 to speak with a representative. To determine whether you have an eligible benefit in the Exelis Excess Pension Plan or the EDO Supplemental Executive Retirement plan, contact the Harris Retiree Service Center at 866-488-4889. Q. With the larger employee base, do you expect that the merger will result in reduced costs of benefits to employees? Page 2 of 7

A. It is still too early to know what changes may occur for the combined companies. Some benefits such as healthcare and pharmacy are already largely self-insured by the two companies (the companies pay for the full costs of the programs themselves less employee premiums, co-pays and co-insurance) and would have to be assessed more deeply to understand if cost saving opportunities exist. Other benefits such as dental, vision, and life insurance (e.g. supplemental, spousal, child) are provided by third parties and would be subject to a re-bid for the combined new company. Compensation & Incentives Q. Are there any anticipated changes to our base salaries? A. No. We will continue to administer base salary programs, including merit increases, as usual. Given we plan to convert to a calendar-year fiscal year in 2020, there may be some timing adjustments to when salary increases occur. Information about this will be communicated once we have a final plan in place. Q. Are there any anticipated changes to KCIP, BDIP, SIC or other incentive plans that employees participate in? A. There will be no changes with these plans for at least FY19. Thereafter, we may look to harmonize incentive plans. Q. Are there any anticipated changes to PRP? A. At this point, we anticipate no changes to PRP through FY19. As with other incentive plans previously mentioned, we will explore harmonization opportunities after close. Q. What will happen to the 10 Restricted Stock Units that were granted last March? A. Assuming the close of the transaction occurs after March 2019, five of the ten shares would have already vested. Upon close, the remaining five shares will vest and shares, net of taxes and applicable withholdings, will be available to employees within their E*Trade account as soon as administratively possible for US employees. Non-US employees will receive a payment via payroll for an amount equivalent to the market value of the 5 RSUs at the time of close, less applicable taxes and withholdings. Q. I have a SERP balance. What happens to this? A. There are several actions specific to the SERP that will be triggered by the change in control (“CIC”). • For any deferrals to the SERP, and their respective investment returns over time, tied to the legacy Harris Profit Sharing Plan that was sunset at the end of Fiscal Year 2007, those balances will be paid out in a lump-sum, less applicable tax withholdings, within 60-days post close. • For any deferrals tied to base salary, incentive compensation and PRP, whereby a lump- sum payment election had been made following a CIC, those vested balances and their Page 3 of 7 respective investment returns over time, will be paid out in a lump-sum, less applicable tax withholdings, within 60-days post close. Unvested balances will remain in the plan, and continue to vest and payout according to existing plan rules. • For any deferrals tied to base salary, annual incentive compensation and PRP whereby installment payment elections had been made following a CIC, those vested balances and their respective investment returns over time, will commence payment in January of the year following separation from service so long as the participant is at least age 55. If the participant is not age 55 at the time of separation from service, payments will commence in January of the year following the achievement of age 55. Unvested balances will remain in the plan, and continue to vest and payout according to existing plan rules. To review your SERP Termination and Change of Control elections, login to your Fidelity account at www.netbenefits.com/harris, select the Harris Corporation Supplemental Executive Retirement Plan, and under the Summary tab, click on the “View details here” link next to the “Want to know when you are scheduled to receive your distribution?” section. To review the Harris SERP Summary document, click on the Plan Information tab and then click on “Harris SERP Summary.” Q. What is the pay structure at L3 and will there be a market review of Harris salaries? A. Harris isn’t privy to all the details of the L3 pay structure. Harris continuously reviews our pay ranges to ensure we are aligned with the market and we adjust up employee pay during the year if we have a class of employees whose market alignment has changed. In addition, we regularly adjust our structure – generally on an annual basis – to ensure our pay ranges are aligned to external market data. Miscellaneous Q. Why will the company be named L3 Harris Technologies, versus Harris L3 Technologies, or something similar? A. During the merger agreement negotiation process, we (Harris and L3) collectively settled on the new name – L3 Harris Technologies. Both parties thought it was important to respect our legacy names but there is no particular rationale behind why we settled on this name versus any other potential name. There is always give and take in a negotiation. Q. Can I begin applying for L3 jobs now? A. Harris and L3 will remain separate companies, operating independently, until the merger closes. Thereafter, the combined organization will offer significant opportunities for diverse positions and career development. Q. Are there any hiring restrictions between now and close? Page 4 of 7

A. Yes. Harris and L3 have mutually agreed not to solicit each other’s employees for hire. This provision does not impact offers to L3 employees that were outstanding prior to the signing of the Merger Agreement. For more information, please speak with your HR Business Partner. Q. Does the pending merger prevent me from applying for open positions internal to Harris? A. Absolutely not. It is business as usual. Q. Does this merger prevent us from filling open positions we currently have posted at Harris? A. No. It is business as usual. Q. What impact will the merger have on our strategy of using international representatives to help drive sales? A. It is still too early in the process to speculate on what strategies may be employed to drive international sales. Post close, Harris and L3 will collectively evaluate their go-to-market strategies and determine the model(s) that works best for the enterprise. A one-size-fits-all approach may not work best in all cases. Q. Will international employees be involved during the integration process? A. Absolutely. As a combined enterprise, we will have over 6,000 international employees! Q. Will the merger provide greater opportunities for contract and temporary staff to become full-time employees? A. Harris converts contract and temporary employees as labor and business needs demand. It is unlikely this approach will change after the merger. Q. Hiring managers are receiving questions from new college grad hires who are scheduled to start between January and June. What should they tell them? A. Hiring managers should reinforce what an exciting time this is for Harris, that their offers are still in-force, and that it is business as usual. Q. Will we need to reapply for our current jobs once the merger is complete? A. No. However, certain roles could be impacted by the consolidation of corporate and segment headquarter offices. In such cases, announcements and notification to potentially impacted individuals will take place as soon as possible. Q. Will there be any changes to our HR systems, workflow tools, etc.? A. It is too soon to know what changes may occur due to the harmonization of our HR systems and processes. There will likely not be many, if any, changes to Harris’ current systems and processes until at least early 2020. Q. Will there be restructuring resulting in job losses? A. This is a very complementary strategic fit with very little overlap. At present, no restructuring actions are anticipated. Synergies resulting from the merger are likely to be Page 5 of 7 heavily concentrated in the supply chain (direct and indirect spend), systems (ERP systems harmonization and rationalization), benefit vendor consolidation and insurance cost reductions due to scale. Post-merger there may be some restructuring actions resulting from the consolidation of headquarters and organization of segments into one operating model but we are still at the very early stages of planning and these actions will take place over time. Q. If the merger is approved, what will the organizational structure of the combined enterprise look like? A. It is too soon to know exactly how we will organize. We have a team of individuals who will partner closely with L3 from now until close to develop a structure that makes sense for the combined enterprise. As more information becomes known, we will communicate with employees as soon as possible. Q. Given Harris just rolled-out Career Framework, do we anticipate any changes to leveling or titling once we merge with L3? A. Any changes to leveling and titling will be addressed as part of pre-close and post-close integration activities. At this time, it is too soon to know whether leveling and titling will be impacted as part of integration. Q. What does it mean that Bill Brown will be Chairman & CEO for two years and Executive Chairman for a third year; with Chris Kubasik being appointed CEO in year three and Chairman & CEO in year four? Isn’t that far away to be planning for those moves already? A. For the merger, the roles of both companies’ CEOs were well thought through and planned. Both companies’ Board of Directors agreed that this leadership succession design would be beneficial to L3 Harris Technologies for planning and continuity purposes. Q. There is a lot of discussion as to how Melbourne, FL will benefit from being the headquarters of L3 Harris Technologies but what about other Harris locations? How will they benefit? A. Harris and L3 have facilities that are proximate to each other around the world. Part of the integration process will include an assessment of opportunities to co-locate our employees where appropriate. To the extent co-location opportunities exist, employees should not be concerned that such necessarily precipitates headcount reductions. Rather, joining together as one company under one roof can be beneficial to our employees for many reasons including collaboration, information sharing and networking Q. For locations on a 9/80 work schedule, is this work schedule going to remain in place? A. While too early to tell, it is not anticipated that work schedules in place today would be materially changed in the combined L3 Harris Technologies. That said, where there is a sound business decision, particularly with co-located facilities, to make such changes, they will be made. If any changes are envisioned, employees will be expediently notified. Q. Are there any communications planned for existing customers about the merger? Page 6 of 7

A. We have started outreach to our existing customers about the merger announcement. We do not anticipate any disruption to ongoing projects. Q. Will Project Unite be cancelled? A. Project Unite will not be cancelled. It is an important project that helps reduce the number of systems and processes required to efficiently run and manage the Harris business. Fewer systems to integrate will be a benefit during the merger. Q. Will L3 systems and processes be harmonized with Harris’? A. We are still very early in the assessment and planning, and it is too early to provide details about which processes and systems will be impacted. Both companies share a philosophy of reducing complexity as well as simplifying and harmonizing systems and processes where it makes business sense. Q. In what areas does L3 take a prime position? A. L3 has strengths in many areas including aircraft system integration (especially ISR / SIGINT), EO/IR sensors, integrated maritime systems, and broadband communications for the aerial tier. Q. Who will lead the integration on the Harris side? A. We are still very early in the integration planning phase. We expect to name the Harris integration lead shortly. Q. Assuming many of the details of this transition will take time to address, how can we best prepare, specifically in the areas of overlapping technologies? A. Harris and L3 remain separate organizations until the merger is approved by regulatory agencies and is completed. Until close, we will continue to execute our strategies that were in place prior to the announcement of the merger and to execute against future strategies assuming Harris remains a stand-alone enterprise. In other words, it is business-as-usual. Page 7 of 7

Important Additional Information and Where to Find It This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris” and together with L3, the “parties”), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the “merger agreement”), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The parties also will make the joint proxy statement/prospectus available to their respective stockholders. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC’s website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties’ respective stockholders in respect of the proposed transaction under the rules of the SEC. Information regarding Harris’ directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3’s directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph. Forward-Looking Statements Statements in this communication that are not historical facts are forward-looking statements that reflect Harris’ and L3’s respective management’s current expectations, assumptions and estimates of future performance and economic conditions; words such as “may,” “will,” “should,” “likely,” “projects,” “guidance,” “expects,” “anticipates,” “intends,” “plans,”

“believes,” “estimates,” and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward- looking statements include but are not limited to: statements about the expected timing and completion of the proposed merger, the anticipated benefits of the proposed merger, including estimated synergies, the effects of the proposed merger, including on future financial and operating results and financial position, the integration of the parties’ operations, including accelerated investment in technology and technology capabilities, plans and expectations for the combined company, including regarding free cash flow, share repurchases, dividend level, credit ratings and leverage ratio; and other statements that are not historical facts. The parties caution investors that any forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond either party’s control, that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against either party or their respective directors; the risk that the approval of the stockholders of either party may not be obtained on the expected schedule or at all; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the merger; risks related to business disruptions from the proposed merger that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; risks related to difficulties, inabilities or delays in integrating the parties’ businesses or to realize fully anticipated cost savings and other benefits; the risk that any announcement relating to the proposed merger could have adverse effects on the market price of the common stock of either or both parties and the uncertainty as to the long-term value of the common stock of the combined company following the merger; the risk that the proposed merger and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally; certain restrictions during the pendency of the merger that may impact the ability of either or both parties to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which either or both parties operate; and events beyond the control of either or both parties, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward- looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements in this communication are made as of the date of this communication, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication are cautioned not to place undue reliance on forward-looking statements.